Filed by Kimco Realty Corporation
                                  Pursuant to Rule 165 and Rule 425(a) under the
                                United States Securities Act of 1933, as amended

                            Subject Company: Pan Pacific Retail Properties, Inc.
                                                   Commission File No. 001-13243
                                                             Date: July 25, 2006

                                FINAL TRANSCRIPT
                 KIMCO SECOND QUARTER EARNINGS CONFERENCE CALL
                   EVENT DATE/TIME: JUL. 25, 2006 / 9:30AM ET

                            P R E S E N T A T I O N

Operator: Good morning ladies and gentlemen, my name is Sierra and I will be your conference facilitator today. At this time I would like to welcome everyone to the Kimco Realty Corporation Second Quarter Earnings Conference Call. [Operator Instructions]. After the speakers' remarks, there will be a question and answer period. Thank you. It is now my pleasure to turn the floor over to your host Mr. Scott Onufrey. Sir, you may begin your conference.

SCOTT G. ONUFREY, VICE PRESIDENT, DIRECTOR OF INVESTOR RELATIONS

Thank you, Sierra. Thank you all for joining us for Kimco's second quarter earnings conference call. First, I would like to read into the record, the Safe Harbor Statement. The statements made during the course of this conference call state the company's and management's hopes, intentions, beliefs, expectations or projections of the future, which are forward-looking statements. It is important to note that the company's actual results could differ materially from those projected in such forward-looking statements. Information concerning factors that could cause actual results to differ materially from those forward-looking statements is contained from time to time in the company's sec filings. During this presentation management may make reference to certain non-GAAP financial measures we believe help investors better understand the Kimco's operating results. Examples include, but are not limited to, funds from operations and net operating income. Reconciliations for these non-GAAP financial measures are available on our website.

Presenting this morning are Mike Pappagallo our CFO, Dave Henry, our Chief Investment Officer and Milton Cooper, our Chairman and CEO. Mike Flynn, our President, and Vice Chairman, Jeff Olson, President of our Eastern and Western Regions and several other key executives are also available to take your questions at the conclusion of our prepared remarks.

In the interest of fairness, we request that you respect the limit of two questions with appropriate follow-up, so that all of our callers have an opportunity to speak with management. Feel free to return to the queue if you have additional questions. I will now turn the call over to Mike Pappagallo.

MICHAEL V. PAPPAGALLO, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Thanks Scott and good morning to all. I started off last quarter's earnings call with an observation that our first quarter was one of the most eventful and active in the company's history. I'm not sure how to describe the second quarter other than to say it came pretty darn close.

The most significant item was our announcement of the merger with Pan Pacific by far the largest single transaction in the company's history. At this point in the process there is little else that we can share with you other than what is already available in the public domain, but we expect to file the preliminary joint proxy and registration statement with the SEC very shortly, which will provide more information on the background and structure of the transaction.

The Pan Pacific effort was led by Jeff Olson, Tom Caputo and Howard Overton, our West Coast acquisitions Director and involves enormous efforts by many of our Kimco associates. These efforts did not divert the successful execution of a host of other transactions and new business as well as the continued focus on the enhancement of our core real estate holdings, and the quarterly operating results provide a more evidence of the success of the business model.

Funds from operations per share increased by 12.5% to $0.54 for the quarter and a similar growth rate for the six months. Cash flow from operations continues to grow at a healthy clip, increasing by 21% to $234 million through six months. EBITDA increased almost 18% for the three and six month periods. Simply put this business model is working.

If you look back at our operating results and business activity over the past four years, you will see a continuous process of harvesting value from prior investments while planting the seeds for future growth. The quarterly and six month income numbers reflect the breadth of these activities to complement the increasing cash flow of our core real estate holdings, while also continuing acquisition development and other new business development to set the table for future earnings growth. With this in mind the Board of Directors approved an increase in the quarterly dividend of $0.03 per share or a 9.1% increase. But as much of our strategy is about growth, it's also geared to addressing risks. Milton will explain more about this in a few moments.

Investment activity to-date has increased in most areas of the company. This includes growth in wholly owned properties on the balance sheet, primarily the result of our entrance into Puerto Rico and the utilization of proceeds from our disposition program into higher quality assets, including shopping centers in California and the New York metro area. Internal growth continues the trends seen in the first quarter as overall same site NOI increased by 5.5% for our core consolidated portfolio.

Interestingly, we also looked at the same identity impact of our other jointly held properties classified in the parent portfolio including Canada and Mexico and the composite number is actually about 6.3%. And again, these numbers are before any accounting items such as straight-line or FAS 141 or any one-time receipts such as lease termination fees or bankruptcy settlements. The effect of the acquisitions and internal growth contributed to the $17.3 million increase in quarterly net operating income versus the prior year.

Profits from our Management business continued to grow, contributing total FFO of 33.6 million for the quarter, an increase of 7.5 million or about 29% from 2005. Included in the current quarter is the final incentive management payment from our partner in connection with the liquidation process of the Kimsouth portfolio, which was a consequence of our decision to buy a substantial amount of the remaining ownership in that entity. Interestingly, we were also able to earn an equity kicker from the sale of a property in Gainesville, Georgia that we have been managing since 1962. We did not have fee title interest in this property, but are having a management position with an equity incentive feature is another example of the myriad ways we own real estate and can create and extract value from them.

We continue to produce earnings from the other business units. During the quarter we captured upsides on the payoff of an acquired mortgage loan and sold various positions in certainly debt and equity positions, reinvesting the proceeds in new opportunities. Our KDI business sold two projects in numerous outparcels and delivered 6.6 million of gains after taxes.

Balance sheet capital structure remains healthy and we were pleased that the ratings agencies maintained our ratings level after the Pan Pacific merger announcement. During the quarter we completed a successful consent solicitation to our bond holders revising certain definitions in the bond indenture to reflect the changes in our business model and increased flexibility, while continuing to provide appropriate protection for those bond holders.

I've increased the earnings guidance range slightly, reflecting the positive tracking of earnings through the first half of the year and the continued business activity, which is countered my earlier concerns about short-term dilution from last quarter's equity issuance in connection with our admittance to the S&P 500.

Current range of FFO per share is now between $2.16 to $2.18 per share and a successful completion of the Pan Pacific transaction has currently contemplated will occur too late this year to have any meaningful impact on the 2006 numbers. I will provide a range of estimated FFO per share for 2007 on the October conference call. And now I'd like to turn it over to Dave Henry.

DAVID B. HENRY, VICE CHAIRMAN AND CHIEF INVESTMENT OFFICER

Thanks Mike. Good morning. As Mike mentioned, we had a wonderful quarter of new business activity capped by our pending merger with Pan Pacific. In the U.S. in addition to the Pan Pacific transaction, we acquired 33 additional property interests during the quarter comprising 4.8 million square feet with an aggregate cost of 537 million. Of note, our company-investment program with UBS wealth Management added two large shopping centers, a 447,000 square foot retail center in Farmingdale, New York and a 231,000 square foot retail property in Sturbridge, Massachusetts. Over the past year, our UBS joint venture has grown to $558 million comprising 3.1 million square feet with 15 additional properties scheduled to be added to the venture this year.

Other major acquisitions during the quarter included retail properties purchased in Philadelphia, Pennsylvania, Portland Maine and Mayaguez, Puerto Rico. With our various institutional partners, we continue to be very competitive buyers of first class shopping centers across the country. Our institutional joint ventures now comprise more than $8.5 billion and our partners include many premier institutions such as the New York Common Fund, UBS Wealth Management, GE Real Estate, La Salle Investment Management, GE Pension Trust and Prudential Real Estate. We are very pleased to be managing high quality retail assets for these institutions and we believe this activity will grow substantially in the future.

Our preferred equity program was also active during the quarter. Within the U.S., we closed on five new preferred equity investments totaling $35 million covering 13 properties. Overall, our preferred equity program including Canadian transactions has now closed on 81 separate transactions, totaling $429 million, representing 228 individual properties with 38 separate partners. After five years, our preferred equity business is now well established with an excellent track record and a strong pipeline of opportunities

With respect to U.S. development, our KDI business unit was also active during the quarter. KDI closed on a new development project in Anchorage, Alaska containing 256,000 square feet with Anchor tenants including Michael's, Petco and Bed Bath & Beyond. In addition, KDI also acquired 100 acres of land for the new Avenues Walk project and invested approximately $90 million in its current pipeline of 37 shopping center development projects.

In Kimco Select, our opportunistic investment business, we invested approximately $16 million to acquire an equity interest in two large buildings in Houston, Texas and Albany, New York. Kimco Select continues to invest opportunistically in a wide range of property types and financial instruments, including mortgages, bonds secured by real estate and corporate debt of public real estate company.

In our Retail Property Solutions business, where we provide capital and services directly to retailers, Kimco funded its share via the Albertson's acquisition, comprising 661 grocery stores and 101 related properties. Subsequent to quarter end, the Albertson's partnership also acquired 53 properties and ground leases underlying Albertson's and Super Value stores.

Looking at our international operations, Kimco continues to build its portfolio of properties in Mexico through both development and acquisition. During the quarter we closed on two new retail development projects in Mexico, an 83,000 square foot shopping center in Puerto Vallarta, which would be anchored by a Soriana grocery store and an 767,000 square foot shopping center in Guadalajara, which will be anchored by an HEB Grocery Store and a Cinepolis movie theater.

Also in Mexico, our joint venture portfolio of net leased industrial buildings with American Industry, added a building net leased to Cessna aircraft and expanded one existing property net leased to Warner Industries. Overall, the American Industry portfolio now contains 59 net leased industrial buildings comprising 6 million square feet.

In Canada, Kimco funded a preferred equity investment on three existing shopping centers comprising 205,000 square feet in three smaller cities in Quebec, and we closed on a large preferred equity development project in Montreal, Quebec. The development project is a particularly large property of 1.2 million square feet being constructed in phases on the former Montreal General Motors plant site.

Overall, for the quarter, we are pleased to report that each of our operating businesses has excellent momentum with a strong pipeline of activity. It is also gratifying to note that our operating units are working well together to originate new business opportunities. Acquisitions, preferred equity joint venture development capital and retailer services all have common customers and significant cross selling opportunities. This bodes very well for our new business during the balance of 2006. Now I'd like to introduce Milton for his comments.

MILTON COOPER, CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Thanks Dave. While our business and future seems superb, we must, in my opinion, continually think about that four letter word "risk" and I would like to point out some of the risks we see in our strategy for mitigating that.

The risks relate to the wild cards in the price of oil and interest rate escalations, which in turn affect our most serious risk, consumer spending, an additional risk is an unforeseen event in a major U.S. Now, our strategy has been designed to mitigate these risks by the following:

One, asset diversity. We have over a 1000 property interests with no single property accounting for more than 1% of our total gross assets.

Two, tenant diversity. There are only four tenants that account for more than 2% of our rental revenue and these tenants are Home Depot with 3.5%, TJX 3.1%, Sears 2,7% and Kohl's 2 4% all decent credits.

Three, geographic diversity. We are geographically diverse throughout the United States and approximately 10% of our outflows are from Canada and Mexico. Canada has substantial natural resources per capita and a strong economy. Mexico's middle class is growing rapidly and our major tenants are Wal-Mart, HE Butt and Home Depot.

Four, our preferred equity business. We have a substantial preferred equity business with about 350 million outstanding with participations in 206 properties. Our participation in the cash flow of the properties is preferred over the equity investment of a third party with a first loss position.

Five, we have business units that are counter cyclical. Our distress business and bankruptcy business are examples.

Six, our management business. Our management business is a good business and I believe also counter cyclical, in arising tide of lower cap rates and increasing rents all ships rise. Management becomes much more important in tougher times. Bear in mind that management fees have priorities over both equity distributions and indeed debt service. In the real estate business when times are good it's location, location, location, when times are tougher it's people, people, people and we are blessed with a fabulous team of people.

And finally and most importantly, our balance sheet. We have a have strong balance sheet with relatively low debt. So, while we are hopeful that the risks do not become a reality, we are well situated defensively and offensively and we also feel very confident about the inherent growth in our business plan. And with that we'd like to answer any questions you may have.

MICHAEL V. PAPPAGALLO, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Sierra, we'll now take questions.

QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. Your first question comes from Ross Nussbaum from Banc of America Securities.

[Q - CHRISTY MCELROY]: Hi, this is Christy McElroy here with Ross. Can you give us some color on what your current equity investment is in the Albertson's deal and what's the timeframe for liquidation of that investment?

[A - MICHAEL PAPPAGALLO]: The actual dollar investment listed in our supplemental package is a shade under $51 million. At this point, the time period in holding the investment is still subject to analysis, because the business plan is being crafted and we're undertaking and in the process of creating the strategy for the maximization of value, be it operating or real estate, and so really that's where we are at this point.

[Q - CHRISTY MCELROY]: On page 26 of your supplemental, the 741 million of assets in your development and hold pipeline, does that include properties you intend to contribute to the JV's or just those that you will hold a 100%? And how do you decide which assets will go into that bucket versus the merchant building pipeline? And can you also talk about yield?

[A - MICHAEL PAPPAGALLO]: The development hold properties represent properties that we expect to hold in the parent portfolio for the long-term. The merchant building category on that page represents assets that we plan to sell and have opened up consideration to selling many of those into our joint venture programs if all the circumstances are correct. So, that's really the breakdown between the two. We will make the decision on hold or merchant building usually at the inception of the deal. Jerry Friedman and his team will bring every project to the formal investment committee. We will not only review the economic and view structure, but also address whether this is best suited for flip an arbitrage process or whether we would like to ultimately hold them in the parent or put them in a joint venture.

I think the composite yield that you can look for these projects overall is probably north of 10% and I'm kind of blending in some of the grocery anchorage things which are lower as well as some of the Mexico projects which are higher.

[Q - CHRISTY MCELROY]: Okay, thank you.

Operator: Thank you. Our next question is coming from Jonathan Litt from Citigroup.

[Q - AMBIKA GOEL]: Hi, this is Ambika Goel. I had a couple quick questions about the same-store NOI, if you could break down what percentage of the total pool is considered same-store and excluding re-developments what would same-store NOI in the quarter would be?

[A - MICHAEL PAPPAGALLO]: I'm not sure I understand the first part of your question. I did mention on my prepared marks that the same-store growth for the quarter - for the consolidated parent portfolio was about 5.5%, which was also the similar number as last quarter. And that we did take a look at some of the unconsolidated joint ventures that we have - that we categorize as parent holds, including Canada and some of the Mexico properties, and that number, when you include the pro rata NOI year-over-year and add that to the total actually, actually increases to 6 3%.

The question with respect to the composition between redevelopment, as I indicated in the last call, it's kind of a blurry line between redevelop - what is a pure redevelopment versus what is simple re-tenanting that may require the breakup of a box or two. That said and to be consistent with the projects that we list in our supplemental report, in separating the 5.5% for this quarter, approximately 2 5% came from all sites other than the redevelopment inventory that you see in our package.

[Q - AMBIKA GOEL]: Okay and my first question was out of your total portfolio what percentage is considered same-store?

[A - MICHAEL PAPPAGALLO]: I would say that if you look at the 2005 net operating income, the baseline is about $83 million.

[Q - AMBIKA GOEL]: Okay, and last year on the second quarter call, you disclosed the 2006 guidance. How do you feel about 2007 consensus at this point, given that it's implying 10% FFO growth, do you feel comfortable with it?

[A - MICHAEL PAPPAGALLO]: I'm not going to make any comments on that. I will provide the company guidance in the third quarter.

[Q - AMBIKA GOEL]: Thank you.

Operator: Thank you. Your next ken comes from Scott Crowe from UBS.

[Q - SCOTT CROWE]: Good morning everyone. My understanding of the Pay and Pay [ph] assets is that they're smaller in need of a little bit of CapEx. Do you have an expected spend for Pay and Pay and in an expected yield and if not, when do you think you'll be in a position to comment on this?

[A - MICHAEL PAPPAGALLO]: Again, I think we'll probably be in a position to comment on after the deal is closed, but we do believe the properties are in decent condition. We've underwritten with every one and we're pleased with the yields.

[Q - SCOTT CROWE]: And just on that, do you have any comment on what the acquisition yield was for the portfolio?

[A - MICHAEL PAPPAGALLO]: Yes, Scott, in most of the write-ups that occurred right around the announcement basically had it in the low 6's range the 6.2, 6.3 range and that was - I think that was a pretty fair approximation of where the numbers would shake out on a go forward basis.

[Q - SCOTT CROWE]: Okay, great and thanks and just further to that, could you just comment on the option to raise sort of $10 per share in equity, which I think accounts to about $400 million?


[A - MICHAEL PAPPAGALLO]: Right.

[Q - SCOTT CROWE]: Around the course of the transaction?

[A - MICHAEL PAPPAGALLO]: Yes. The thinking behind that is that in projecting where we would be at the presumed closing of this transaction and considering all of the other things that were going on in our business that we wanted to leave open the possibility, have the flexibility to issue some level of equity if we needed to, whether that be for proper balance sheet calibration, in number and extent of other investments available to us et cetera, and we thought that utilizing the merger as a very efficient and non-disruptive manner to issue some equity would be the right way to do it. And we basically came up with a number that gave us the maximum flexibility, but to be truthful Scott, it may be that amount or it may be zero and I think for us it's just going to evaluate as we get closer and closer what our composite balance sheet position is and then make a decision.

[Q - SCOTT CROWE]: Okay great. Thank you.

Operator: Thank you. Your next question comes from Christine Kim from Deutsche Bank.

[Q - CHRISTINE KIM]: Hi, good morning guys. As a follow-up to the question on development yield, could you comment on how much higher the development yields are in Mexico versus the stuff you're doing in the U.S.?

[A - MICHAEL PAPPAGALLO]: There is a wide range of development yields in Mexico, where we're doing smaller centers where a large percentage of the income comes from the anchor tenant, I'd say that the yields are in the low teens, a 11 to 12%. In a more typical shopping center where we have a significant amount of local space as well as what we all sub-anchors, development yields ranges from 14 to 16% un-leveraged.

[Q - CHRISTINE KIM]: So, on average you'd say around 12,13 then under construction now?

[A - MICHAEL PAPPAGALLO]: At least 13 yes...

[Q - CHRISTINE KIM]: At least 13? Okay, great. So, when's the property turns to [indiscernible] then?

[A - MICHAEL PAPPAGALLO]: Well, sometime in the winter.

[Q- CHRISTINE KIM]: That sounds like a good plan, especially because we're up in New York but... My next question is on your acquisition outlook, given this large P&P portfolio that you've purchased, have you made any changes to your acquisition outlook in terms of higher yielding assets for this year and next? And also if you comment on just what you're seeing in terms of cap rates, did you are seeing cap rates easing up at all?

[A - MICHAEL PAPPAGALLO]: I'll make a comment on the first question and as we had mentioned in our press release that Pan Pacific announcement that we expected substantially all of these assets to find their way into one or more institutional joint venture programs. So, in terms of thinking about our acquisition assumptions for the rest of the year, I think you almost have to cordon this off as kind of a separate transaction with its own special characteristics and that basically our view that we talked about last quarter, where we put out some numbers about roughly $900 million of acquisition volume for the year in both the core and likewise, similar amount for institutional programs Ex-Pan Pacific, I think we're pretty comfortable that those are still the right numbers. I'll let Tom make a comment about cap rates and the likes.

[A - THOMAS CAPUTO]: We are still seeing unabated demand for institutional quality real estate, particularly in stores - supermarket anchored shopping centers, so cap rates are still in the low six's for institutional quality centers, and can get down close to five if there's much either a redevelopment opportunity or substantial increases in cash flow projected during the whole.

[Q - CHRISTINE KIM]: Great. Thank you.

Operator: Thank you. Your next question is coming from Matt Ostrower from Morgan Stanley.

[Q - MATTHEW OSTROWER]: Good morning. I guess a technical question and then a conceptual one on KDI, it looks to me like margins were down somewhat in the quarter, I know those can be erratic, but is that - should we read anything into that in terms of the trend going forward and margin declines in development in general?

[A - MICHAEL PAPPAGALLO]: Matt, I just need a little clarification in terms of the defining when you say margin, I don't understand what number you're...

[Q - MATTHEW OSTROWER]: Looking at the gain that you report, it's not a perfect measure, I know but a gain you report divided by the overall proceeds, the proceeds that you listed in your supplement for each one of the project sales and we look at that both before and after land sales as part of that.

[A - MICHAEL PAPPAGALLO]: Yeah, I think and I don't have the exact numbers in front of me, but I think the range was about 25 to 35% of the proceeds and that I don't think is very atypical of our structure and of course, some of these sales also - and in this case one of the sales did have an earn out feature. So, to the extent that the last dollars above leasing is completed we get incremental amount cash proceeds and can recognize the balance of profit. So, those comments are very broad but...

[Q - MATTHEW OSTROWER]: That margin that you're referring to, do you think that's a second quarter number you're talking about or is that - you're talking about just a general range for what you would be producing going forward?

[A - MICHAEL PAPPAGALLO]: The number I mentioned was the second quarter number.

[Q - MATTHEW OSTROWER]: My numbers were more like in the sort of low double-digits like 11 or 12%, I'll follow-up with you on that.

[A - MICHAEL PAPPAGALLO]: Yeah, I'd be happy to follow-up with you and get into the specifics of the two gains that generated the number on the P&L.

[Q - MATTHEW OSTROWER]: Okay.

[A - MICHAEL PAPPAGALLO]: Divided by the sales price, but you had a conceptual question as well?

[Q - MATTHEW OSTROWER]: Yeah, more for Milton. One of the things that you all talked about for retail for a while has been sort of overall improvement in balance sheets for the retailers themselves through consolidation and healthy fundamentals. It seems pretty clear that that may be reversing to some degree with what seems to be a substantial trend towards privatizations. I just wanted, Milton, you look a lot at risk with things going on like Michael's and rumors that there's more going on every day, to what degree do you think investors need to be worried about average credit quality for the now large private segment of the retailer front?

[A - MILTON COOPER]: Well, to the extent that there is a going private transaction, we all know that the funding of that is 90% debt or very substantial debt far different from a Michael's balance sheet with no debt. And that debt increases risk and couple that with what appears to be weakness in consumer spending, we think there should be caution and concern over retail credit.

[Q - MATTHEW OSTROWER]: Are you more hesitant than you were before to do deals with those types of retailers?

[A - MILTON COOPER]: No, because the deals that we do what, Ray Edwards does every time we do a deal, we see what our position is - you mean in new leasing? We look at our own real estate. What - how we think they'll do and whether - and limit the amount of capital we're putting in. The risk on new deals, on new leases, really depends on the amount of tenant improvement you do and where --what do you think will happen at a particular location.

[Q - MATTHEW OSTROWER]: Okay, thank you.

[A - MILTON COOPER]: Now I have to tell you given a choice if there are two tenants vying and one than has no debt on the balance sheet and one is loaded with debt, I think you'll know which one we prefer.

[Q - MATTHEW OSTROWER]: Right, unfortunately it seems like that choice is becoming more difficult these days.

[A - MILTON COOPER]: It is.

[Q - MATTHEW OSTROWER]: Thank you.
Operator: Thank you. Your next question is coming from Craig Schmidt from Merrill Lynch.

[Q - CRAIG SCHMIDT]: Good morning. I just - Pan Pacific, where you say that the most likely end up in institutional joint venture hands. I'm wondering would this include some new names?

[A - MICHAEL PAPPAGALLO]: You know - we really can't say at this point Craig, I mean I have been asked that question after the announcement and I think you have to underscore Dave's earlier point in his prepared remarks that we have a wealth of existing relationships and that really is kind of our first stop in these sort of situations, but we will look across the board. We have many relationships with institutions that we don't have existing programs with as well. So, it really for us is a situation of trying to maximize the transaction structure with the right partners and that's what we're on the process of doing right now.

[Q - CRAIG SCHMIDT]: Okay and also in regard to Albertson's, are the vast number of those stores going to remain supermarkets or do they also have the ability to be released to general merchandise?

[A - MICHAEL PAPPAGALLO]: Ray?

[A - RAY EDWARDS]: Hi, this is Ray Edwards. The intent of the vast majority of the stores will remain as supermarkets. We announced a closing of about 125 stores about a month ago and really other than that we feel that's the core of that 500 stores are very viable supermarket operations.

[Q - CRAIG SCHMIDT: Thank you.
Operator: Thank you. Your next question is coming from Jeffrey Donnelly from Wachovia.

[Q - JEFFREY DONNELLY]: Good morning guys. I guess the first question is for you Milton, two part question actually. First, could you share your outlook for asset pricing? And second with cap rates softening at least on B quality assets we keep hearing and financing costs rising and there is some signs of maybe slowing growth and market rents. I'm curious what led Kimco to acquire Pan Pacific, your largest acquisition that would potentially could be peak pricing at least in terms of cap rates?

[A - MILTON COOPER]: Well, insofar, as where cap rates seem to be going, I agree with in your question there is a bifurcation on lower quality assets, I think cap rates are increasing. On the higher quality assets we have not seen thus far any decrease. Pan Pacific as we have mentioned was a strategic acquisition of what we thought was a very strong portfolio and we felt that it would expand our management business.

[Q - JEFFREY DONNELLY]: Okay, I guess as a follow-up, is it fair to say that you guys are on the side lines for large acquisitions until you digest Pan Pacific?

[A - MILTON COOPER]: Not fair at all. We are - our balance sheet is such what we think our ability to quickly have institutional investors in Pan Pacific would just fuse our appetite quite the contrary.

[Q - JEFFREY DONNELLY]: Okay, and just one last question Mike, just as a point of clarification, does your '06 guidance include Albertson's and Pan Pacific?

[A - MICHAEL PAPPAGALLO]: It does not include either one of those and Albertson's in particular as Ray alluded to is a bit of a longer term strategy in terms of capturing value, so I don't expect to have much to talk about in Albertson's until well into next year.

[Q - JEFFREY DONNELLY]: Okay, so we should not expect anything for Albertson's necessarily to flow through the financials this year or...?

[A - MICHAEL PAPPAGALLO]: That's correct, that's correct.

[Q - JEFFREY DONNELLY]: Thanks. Operator: Thank you. Your next question is coming from Greg Andrews from Green Street Advisors.

[Q - GREG ANDREWS]: Good morning. Mike, you mentioned that you earned some fees on liquidation the Kimsouth venture, could you tell us how much and was that in the management fee line item? And also how much was the equity kicker for the other property in Gainesville?

[A - MICHAEL PAPPAGALLO]: Yes, those two specific items Greg, it's a little over $4 million on the Kimsouth transaction and a little over $5.5 million for the Gainesville asset disposition. So, looking at those two items in isolation they are - they were obviously contributors to the quarter. The Kimsouth item was in the management fee line, the Gainesville transaction was in the other real estate investments line, it really wasn't a fee, it was more of an equity kicker, analogous to some of the equity participations we enjoy on the preferred equity business. We felt that was the better categorization.

[Q - GREG ANDREWS]: Sure, great and then, David, I see this project in Guadalajara is actually very large and I wonder if you could just comment a little bit on how you found development project of this size you describe as an in-fill location. Could you tell us how you source something like this, how you underwrite it, did you have a partner involved? Help us just understand the thought process behind such a big development?

[A - DAVID HENRY]: Sure, we have an existing partner in Guadalajara that we feel exterior strongly about. His name Ricardo Caribous [ph] and this would be our second major project with Ricardo, where we're developing a Wal-Mart supercenter anchored, also a large project in Guadalajara that we call central serve. And this project, which we call Motorola, is a follow-up project. The tenant demand is very strong and the size of the project and the costs of the project is driven by land prices in Guadalajara. The land is very expensive and this is an in-fill site, it was a former plant site for Motorola in Guadalajara and it's really a main in main kind of intersection. We have a lot of anchor tenant interest, a lot of sub-anchor tenant interest and so we think this thing is going to be a pretty good home run. We also as part of this acquired some additional land that is actually zoned for residential that we may spin-off or we may actually develop over time depending on the success of the retail portion, but our thinking is that the returns are very high we've got a proven partner who knows Guadalajara and we feel very good about this particular project.

[Q - GREG ANDREWS]: And this is a follow-up, what's your percentage stake in that?

[A - DAVID HENRY]: The partner has about 30%, he's contributing a large measure of the land, like most of our large projects this one GE Real Estate, we have an option to invest 50% of our portion and they are evaluating it at present.

[Q - GREG ANDREWS]: Great. Thank you very much.

Operator: Thank you. Your next question comes from Mike Mueller from JP
Morgan.

[Q - MICHAEL MUELLER]: Hi, a couple of things. First, for Mike, you talked about the sequential pickup in mortgage financing income, is there anything substantial and one-time in nature there?


[A - MICHAEL PAPPAGALLO]: Yeah, we did settle on a mortgage investment that we had - that we bought at a pretty large discount and the mortgage was actually repaid at close to par and --sorry?

[Q - MICHAEL MUELLER]: Right.

[A - MICHAEL PAPPAGALLO]: That was at $0.94 on the dollar, so the large variation quarter over quarter can be attributed really to that number.
Operator: Thank you. Your next question is coming from David Harris from Lehman Brothers.

[Q - DAVID HARRIS]: Good morning. Milton, I am wondering if I could go back and press you a little bit more on your comments with regards to risk, it seems fair to assumer you are characterizing as being in a rising risk environment, I wonder if you can draw upon your experience and say when this period most - what his period most compares to in previous cycles?

[A - MILTON COOPER]: Well, I am not sure there's a comparable period in that many of the risks in retail before were overbuilding, overextension by retailers, this I guess really deals with the consumer and my concern is that the consumer is stretched pretty far and it's evident in really Walmart's results, the Dollar Stores and it may now with what's happening with adjustable rate mortgages which were not a factor in prior periods. It's relatively new and there was not except one period of the oil embargo this kind of spike in gasoline prices so I think it's a different phenomena and I think it will boil down to consumer spending.

[Q - DAVID HARRIS]: You don't compare this to the early 90s? I mean it was '91 '92...?

[A - MILTON COOPER]: 91 was overbuilding. It was a economic recession that came about in the '80s in real estate. This I think we really is to be focused on a consumer more than the '90s were.

[Q - DAVID HARRIS]: In terms of your strategic response to your caution about the outlook and your awareness of risk, I can understand you pursuing the dream portfolio strategy that you talked about in the last couple of calls, can we expect to see you cut back on developments on a go forward basis?

[A - MILTON COOPER]: Well developments, Jerry Friedman has a wonderful business relating to joint venture partners, if a property is entitled and you have a good growth area and you have a tenant lease signed with major credits, your risk then is the cost of construction and there in our type of shopping centers the time of construction is much shorter which involves risk and the relation of construction to land is lower. It's not like a huge mall or an office building or an apartment house. So, we weigh that and Jerry watches that is very carefully, so that it will depend on tenant demand by tenants that we deem creditworthy. If we have that it should not inhibit our development business so we will watch credit.

[Q - DAVID HARRIS]: Okay, thank you so much.

Operator: Thank you. [Operator Instructions]. Your next question is coming from Rich Moore from RBC.

[Q - RICH MOORE]: Hi, good morning guys just to follow-up on that last question. Milton, what are you seeing in terms of retailer demand? I mean how would you characterize demand for spaces in either your existing portfolios or the developments?

[A - MILTON COOPER]: Well, the anomaly is that the demand is so vibrant and so strong let me ask Jeff what his - Jeff has been involved...

[A - JEFFREY OLSON]: I mean Rich, I would say, certainly in the coastal markets we are having a hard time meeting the demand for the retailers and in many cases we have waiting lists. The retailers for now are being much more flexible than they used to in terms of their property types which is helping them secure space, but it also helps us in our redevelopment pipeline because they can be more creative. So, we have not seen any downtick at all if anything I think we're seeing more competition for our space, especially in the A quality centers.

[Q - RICH MOORE]: Okay and could you guys offer an explanation for why you think that might be? I mean why for example, Milton, you're seeing these danger signs for the consumers the retailers just missing these signs or are they slow to react or why? Because I don't think it's uncommon that the retailer demand is high in other portfolios as well what would your thoughts be for the retailers? Why are they doing this?

[A - MILTON COOPER]: I think in part Rich, is that a lot of the retailers didn't really penetrate the urban markets before and now they're realizing how profitable they can be they're almost must have markets for them and that is in part pushing the demand up.

[A - JEFFREY OLSON]: And in retail retailers motivate people have excitement in what they do always need to increase their top line. I am not saying it's wise or risk averse but that is historically what retailers do and they are continuing it.

[Q - RICH MOORE]: Very good, thank you. Yeah I agree. Then a quick question on these little extra units that were on the income statement there, I think there were about 600 units, is that related to Puerto Rico or is that something else? They're in the earnings calculation.

[A - MICHAEL PAPPAGALLO]: The increase in units and you'll see this continue over time will be either Puerto Rico or in this case there were a couple of assets that we acquired in the New York metro market in center reach and bay shore that does have units attached to it, you'll see that on the acquisition chart and that was really the cause of - that was the extra in the unit calculation this quarter.

[Q - RICH MOORE]: Okay and you're saying Mike that those could fluctuate over time?

[A - MICHAEL PAPPAGALLO]: Yeah, you'll continue to see some activity on the unit side, maybe as the rest of the Puerto Rico assets close and/or other transactions like the two New York assets.

[Q - RICH MOORE]: Okay very good. Thank you guys.

Operator: Thank you. [Operator Instructions]. Your next question is coming from Paul Morgan from FBR.

[Q - PAUL MORGAN]: Good morning in terms of - Jeff, you mentioned demand in the coastal markets being strong, I mean should I read into that anything about the less splay constrained markets the demand there for anchor space in particular and maybe as that relates to the prospects for the Albertson's locations?

[A - JEFF OLSON]: I mean I do think the demand for the more secondary locations has weakened and I think those properties could continue to be at risk, Ray, I don't know if you want to comment on...

[A - RAY EDWARDS]: I can kind of give some guidance, we have announced closing of about 125 of the Albertson's stores and we have been extremely pleased with the interest we've had on the 125 stores from retailers. 25 percentage are for boxes some of those retailers that was going to expand our interest for grocers and non-grocers has been pretty strong on those 125 stores todate.

[Q - PAUL MORGAN]: If it's not a grocer who's looking for that size location in a neighborhood center?

[A - RAY EDWARDS]: Well, you know you have for these some of the structure in Northern California they're more like 25 to 30 000 square feet, we have a lot of the [indiscernible] those are interested in those locations. For the bigger boxes you have electronics chains and sporting goods locations and the pet stores are looking to divide the space up and there will be a lot of split spaces for us but some single tenant users.

[Q - PAUL MORGAN]: Okay.

[A - JEFF OLSON]: Paul just to clarify in the secondary markets, so much of it is site specific and depends upon expected population growth and the demand I would say certainly is greater where the housing demand is, but in areas where the population is decreasing I think that's when...

[A - RAY EDWARDS]: I mean out of our stores are Northern California and Florida that are closing, so that's why there's a demand there.

[Q - PAUL MORGAN]: Right and I guess really that's your dispositions I might have missed if you mentioned it but I am looking at your schedule here and there's the GE joint venture dispositions in the second quarter, but then in apparent a lot of the dispositions there are in California. You talked in prior calls about getting out of the non - kind of core markets and the negative population growth markets and how should I think about that in the context of what I am looking at for your second quarter dispositions?

[A - MICHAEL PAPPAGALLO]: Let me just address California real quick because one of the things we did earlier in the year as we bought the FHK portfolio which in total was about 20 properties and we sold off the bottom 20% of that portfolio, which was primarily shadow anchored retail and secondary markets. And so what we wanted to do is purify that portfolio and the bulk of what we sold in California was related to FHK.

[A - JEFF OLSON]: And the others were properties that we felt were on our disposition list Macon, Georgia, Rochester and they follow getting out of the markets we want to get out of.

[Q - PAUL MORGAN]: Is there any update to your disposition guidance for the year?

[A - JEFF OLSON]: Not really at this point.

[Q - PAUL MORGAN]: Okay, thanks. Operator: Thank you, our final question is coming from Mike Mueller from JP Morgan.

[Q - MICHAEL MUELLER]: Hi, I'll try not to hang up on you guys this time.

[A - MICHAEL PAPPAGALLO]: Yeah, we wondered, what happened Mike.

[Q - MICHAEL MUELLER]: Yeah, I'll get the answer to the other question from the transcript, but in the commentary you were talking about planning seeds for future growth and also mitigating risk. I was wondering when you think of the PNP deal, does that deal fall into one bucket more than the other?

[A - MICHAEL PAPPAGALLO]: The PNP deal again was primarily not only to enhance the quality of our aggregate holdings, but also to grow the management business that we have, and have stated many times that we wanted to grow aggressively. And I think when you look at those two reasons Mike, it kind of addresses both. It addresses the growth in absolute assets under management and good returns on an FFO and an IRR basis, and addresses those risk issues that Milton had talked about earlier. So, we really think it fits both and when you hear the tag line that it was a strategic acquisition it's for those reasons of both growing, but also mitigating risk and dealing with a safe, the safety issue.

[Q - MICHAEL MUELLER]: Okay thanks. Operator: Thank you. We have a question coming from Ross Nussbaum from Banc of America Securities.

[Q - ROSS NUSSBAUM]: Hi, it's Ross Nussbaum. Just two follow-ups, one I know who wants to take this one. But if I look at your releasing spreads for the quarter and over the trailing 12 months, how would you break that out in terms of how much of the growth is coming from small shops versus anchors? Is one disproportionately benefiting the numbers?

[A - MICHAEL PAPPAGALLO]: I'm just thinking in terms of absolute volume, I think it's more driven by the small stores if you were to put a particular guess on that I would the small stores because the anchors you don't have a lot of rollovers at any one point. If you can, there's a lot below the market rate in there. But it's certainly you can see it from our rollover schedule or in the supplemental report they just don't have a lot of anchor roll.

[Q - ROSS NUSSBAUM]: Okay.

[A - MICHAEL PAPPAGALLO]: Yeah, I would agree with that Mike. I think that if when we break up the larger box into breaking it into different units, then there may be some good upside in breaking the box. But to replace the large tenant today the upside is probably not too great. So, I would agree the smaller stores where we have seen it in the last couple of years.

[Q - ROSS NUSSBAUM]: Okay. The other question I have is that there's been a pretty significant wave of privatization of some big box retailers over the last year, and we've yet to see any real meaningful store closings out of those guys, which I would have expected, they would have rationalized the chains a little more. Is that a trend that you're expecting to see over the next year or two or are there in fact just the chains are operating sort of top to bottom profitably?

[A - MICHAEL PAPPAGALLO]: Ross, I think and I'll ask Ray, to talk add anything that he sees the. When there is a privatization of a retailer the most important thing for a retailer is people at the store level et cetera. So, I think most of the equity firms are smart enough to know that they have to be very careful about that from a morale point of view and an operating point of view. And they will be slow to announce store closings unless there is real strong losers and you can address Albertson's with what strategy was there.

[A - RAY EDWARDS]: Yeah, I mean I think the benefits you know sometimes that come through for retailers in going private is what we saw in Albertson's is there was a group of the 100 stores that we announced closing on day 1 where I think pretty obvious stores on a profitability level to close. But as a public company they didn't want to take that one time hit and they kept keeping these stores that were losing money, I think on average something 200, $300 000 a day to reach 125 stores. So, as a private company the benefit would be that you can kind of look at either these stores unemotionally and do what's right to make the stores more profitable I think what we were able to show the employees there that by doing this we can get ourselves a solid core stores and have a business that is very solid and can grow in the future. I imagine that other private companies people take companies private look at it the same way Milton.

[A - MILTON COOPER]: Yeah.

[Q - ROSS NUSSBAUM]: Okay. So it sounds like it wouldn't be in a rational thought to see that the number of store closings could tick higher over the next year or two, especially with the consumer under a little more stress?

[A - MICHAEL PAPPAGALLO]: Yes, yeah that could happen, yes.

[Q - ROSS NUSSBAUM]: Thank you.

Operator: Thank you. Our final question is coming from Matt Ostrower from Morgan Stanley.

[Q - MATTHEW OSTROWER]: Thanks. Just a follow-up on the same-store growth, can you just walk through the math a little bit, I mean if service assume 10% of the portfolio is rolling and you're getting 10 or 15% spreads on that that's 1 or 1.5% growth you get 7 dips [ph] in occupancy they get to the call for low to mid 2's. And then you guys reported at least in the supplement it looked like margins were pretty flat. So how do you go from a low to mid 2'to a 5.5% growth rate?

[A - MICHAEL PAPPAGALLO]: You're making broad assumptions, which I realize you have to do off of some things on financial statements viewed at in isolation, and I guess we have the benefit of being able to break down the growth in NOI period-over-period between individually on an asset-by-asset and property-by-property basis. And when we broke down every one of those real estate assets that were in the comparative numbers year-over-year, the growth was the numbers that I had mentioned to you. I mean you have occupancy, you have the re-developments that we had mentioned earlier, which are bringing an absolute amount of large dollars to the bottom-line. On recognize that there is clearly a timing difference between numbers you're looking at on a new lease schedule, and when those close actually hit the operating statement, in this case as I mentioned to you in the prepared remarks we're looking at everything on a pure cash basis. So, I think the statistics that you look at now and on leasing spreads that rollover and so on, really tend to have an effect later on not currently take and make broad generalization. And one of the challenges in our businesses we'll continue to look for opportunities in our portfolios that our redevelopment teams that you don't even see in today's numbers that's always been something that we've been able to do is to extract some value above and beyond what's obvious.

[Q - MATTHEW OSTROWER]: Mike, do you also look at sort of a same-store revenue and same-store expense number, I know something you disclose regularly in your supplement, but is that is out number you guys look at?

[A - MICHAEL PAPPAGALLO]: To get to that we do have the componentary and the revenue increases in a similar direction as the overall net operating income. I mean there has been some efficiencies in certain expense of that categories, but insurance costs have gone up quite a bit year-over-year right. And that has been and most of it is passed to the tenants, but it still has the effect of reducing the absolute level of margin or that doesn't improve the level of margin.

[Q - MATTHEW OSTROWER]: Right.

[A - MICHAEL PAPPAGALLO]: And that's really been the primary counter balance to the normal efficiencies we see.

[Q - MATTHEW OSTROWER]: Well, thank you.

[A]: Thank you.

SCOTT G. ONUFREY, VICE PRESIDENT, DIRECTOR OF INVESTOR RELATIONS

Thank you all for joining us. We look forward to speaking with you again next quarter.

Operator: Thank you. This concludes today's Kimco Realty Corporation second quarter earnings conference call. You may now disconnect your lines at this time, and have a wonderful day.

                                     +++++
Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements other than statements of historical facts included in this press release are forward-looking statements. All forward-looking statements speak only as of the date of this press release. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance, achievements or transactions of Kimco, Pan Pacific and their affiliates or industry results or the benefits of the proposed merger to be materially different from any future results, performance, achievements or transactions expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors relate to, among others, approval of the transaction by the shareholders of Pan Pacific, the satisfaction of closing conditions to the transaction, difficulties encountered in integrating the companies, the marketing and sale of non-core assets, the addition of properties to Kimco's strategic co-investment program, and the effects of general and local economic and real estate conditions. Additional information or factors which could impact the companies and the forward-looking statements contained herein are included in each company's filings with the Securities and Exchange Commission. The companies assume no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Additional Information and Where to Find It

This press release does not constitute an offer of any securities for sale. In connection with the proposed transaction, Kimco and Pan Pacific expect to file a proxy statement/prospectus as part of a registration statement regarding the proposed merger with the Securities and Exchange Commission. Investors and security holders are urged to read the proxy statement/prospectus because it will contain important information about Kimco and Pan Pacific and the proposed merger. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by Kimco and Pan Pacific with the SEC at the SEC's website at WWW.SEC.GOV. The definitive proxy statement/prospectus and other relevant documents may also be obtained free of charge from Kimco or Pan Pacific by directing such request to: Kimco Realty Corporation, 3333 New Hyde Park Road, New Hyde Park, New York 11042-0020
Attention: Investor Relations or Pan Pacific Retail Properties, Inc., 1631B South Melrose Drive, Vista, California 92083 Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and other relevant material when they become available before making any voting or investment decisions with respect to the merger.

Kimco and Pan Pacific and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Pan Pacific in connection with the merger. Information about Kimco and its directors and executive officers, and their ownership of Kimco securities, is set forth in the proxy statement for the 2006 Annual Meeting of Stockholders of Kimco, which was filed with the SEC on April 12, 2006. Information about Pan Pacific and its directors and executive officers, and their ownership of Pan Pacific securities, is set forth in the proxy statement for the 2006 Annual Meeting of Stockholders of Pan Pacific, which was filed with the SEC on March 24, 2006. Additional information regarding the interests of those persons may be obtained by reading the proxy statement/prospectus when it becomes available.